TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ANNOUNCES DRILLING TO COMMENCE ON THE GIL JOINT VENTURE GOLD PROSPECT, FAIRBANKS, ALASKA

For Immediate Release: September 6, 2005, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) is pleased to announce that a reverse drilling contract has been signed with GF Back Drilling to drill the Gil intersection zone and the Sourdough Ridge zone, which is located on the Gil joint venture claims in Fairbanks, Alaska.

2004 Trench Results – Sourdough Ridge

Trench	Interval (feet)	Results Opt/Au
Trench #1	20-70	50 feet of .101
including	50-60	10 feet of .37
Trench #1	105-110	5 feet of .1881
Trench #1	145-195	50 feet of .047
Trench #1	320-325	5 feet of .2225

The Gil gold targets were identified by the 2004 Gil exploration program, which consisted of 1,020 feet of trenching, 18 reverse circulation drill holes totalling 4,175 feet and the collection of over 1,000 rock and soil samples for gold assays.

Additional drilling may be conducted when the results are evaluated from an aerial magnetic survey recently completed by Kinross Gold. The goal of the survey is to locate geophysical anomalies similar to those which are associated with Main Gil deposit area and the nearby Fort Knox deposit (4 million ounces of gold at start-up).

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources

Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.